                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                AMENDMENT NO. 19

                   Under the Securities Exchange Act of 1934

                      MALIBU ENTERTAINMENT WORLDWIDE, INC.
                                (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   561182106
                                 (CUSIP Number)

                             RICHARD M. FITZPATRICK
                               MEI HOLDINGS, L.P.
                                2200 ROSS AVENUE
                                   SUITE 4200
                              DALLAS, TEXAS 75201
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

                                 March 3, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

CUSIP NO. 561182106                13D-1                                  PAGE 2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MEI Holdings, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 3

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MEI GenPar, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 4

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HH GenPar Partners
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hampstead Associates, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) or 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 6

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RAW Genpar, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 7

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 8

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Donald J. McNamara
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                  PAGE 9

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert A. Whitman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1                                 PAGE 10

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Daniel A. Decker
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    81.4%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SZ Capital, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              (1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    8%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

CUSIP NO. 561182106                13D-1

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SZ GenPar, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               (1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

         This Amendment No. 19 amends the Statement on Schedule 13D first filed on June 17, 1996, as amended by Amendments No. 1 through 18 (the "Schedule 13D"), by MEI Holdings, L.P., a Delaware limited partnership ("Holdings"), and certain other persons.

ITEM 1.           SECURITY ISSUER.

         Item 1 is hereby amended and restated in its entirety as follows:

         This Schedule 13D relates to the Common Stock of Malibu Entertainment Worldwide, Inc., formerly known as Mountasia Entertainment International, Inc (the "Company"). The principal executive offices of the Company are located at 717 North Harwood, Suite 1650, Dallas, Texas 75201 and its telephone number at such address is (214) 210-8701.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended to add the following at the end thereof:

    The Company, Holdings, SZ Capital, Nomura and Malibu Centers, Inc., a subsidiary of the Company, have entered into a Recapitalization Agreement dated March 1, 1999 pursuant to which they agreed in principle that, subject to final documentation and funding of the $11.4 million principal reduction described below among other things:

     (A) The Company would repay by May 1, 1999 (subject to extension to May 28, 1999 under certain circumstances) $11.4 million of secured debt held by Nomura.

     (B) The remaining $31 million of debt held by Nomura as of December 31, 1998 (including approximately $21 million of advances to Holdings reloaned to the Company) would be converted into perpetual preferred stock with a 9% dividend rate and dividends payable in kind through January 1, 2002. In addition, Nomura would receive 6 million Company common shares. If the preferred stock is not redeemed by the Company by September 30, 2000, Nomura would receive another 2 million Company common shares as well as 4 million common shares now owned by Holdings.

     (C) The approximately $5.7 million of debt advanced since November of last year by SZ Capital would be converted into perpetual convertible preferred stock with a 9% dividend rate, dividends payable in kind through January 1, 2004 and convertible into Company common stock at the lesser of $2.50 per share or 120% of market beginning September 30, 2000. In addition, SZ Capital would agree to purchase up to an additional $8.3 million of perpetual preferred stock if called by the Company over a three-year period for certain purposes.

     (D) The $42 million (as of December 31, 1998) of remaining debt held by Holdings (excluding the reloaned advances described above) would be converted into perpetual convertible preferred stock with a 7% dividend rate, dividends payable in kind through January 1, 2002 and convertible into Company common stock at $2.50 per share.


    There can be no assurance that the recapitalization plan will be completed or as to the ultimate timing or final terms thereof.

ITEM 7.           EXHIBITS.

          Item 7 is hereby amended to add the following at the end thereof:

99.17     Recapitalization Agreement between Nomura Asset Capital
          Corporation, Malibu Entertainment Worldwide, Inc., Malibu Centers, Inc., NEI Holdings, L.P. and SZ Capital, L.P.


                                   SIGNATURES



         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of the other signatories hereto.

Date: March 9, 1999

                           MEI HOLDINGS, L.P.
                           By:  MEI GenPar, L.P.
                                Its General Partner
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           SZ CAPITAL, L.P.
                           By:  SZ GenPar, L.P.
                                Its General Partner
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           MEI GENPAR, L.P.
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           SZ GENPAR, L.P.
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           HH GENPAR PARTNERS
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           HAMPSTEAD ASSOCIATES, INC.

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                    RAW GENPAR, INC.

                    By: /s/ Robert A. Whitman
                       ----------------------------
                            Robert A. Whitman
                            President


                    INMED, INC.

                    By: /s/ Daniel A. Decker
                       ----------------------------
                            Daniel A. Decker
                            President

                    /s/ Donald J. McNamara
                    -------------------------------
                    Donald J. McNamara


                    /s/ Robert A. Whitman
                    -------------------------------
                    Robert A. Whitman


                    /s/ Daniel A. Decker
                    -------------------------------
                    Daniel A. Decker

                                 EXHIBIT INDEX

Exhibit                           Description
-------                           -----------
99.17            Recapitalization Agreement between Nomura Asset Capital
                 Corporation, Malibu Entertainment Worldwide, Inc., Malibu Centers,
                 Inc., NEI Holdings, L.P. and SZ Capital, L.P.